Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement” ), dated as of December 21, 2017, is by and among Biglari Holdings Inc., an Indiana corporation (the “Company”), NBHSA Inc., an Indiana corporation and a direct, wholly owned subsidiary of the Company (“New BH”), and BH Merger Company, an Indiana corporation and a direct, wholly owned subsidiary of New BH (“Merger Sub”).

RECITALS

WHEREAS, as of the date hereof, the authorized capital stock of the Company consists of (i) 2,500,000 shares of common stock (“Company Common Stock”), of which 2,067,613 shares are issued and outstanding, and (ii) 10,000,000 shares of preferred stock (“Company Preferred Stock”), of which none is outstanding;

WHEREAS, as of the date hereof, the authorized capital stock of New BH consists of (i) 500,000 shares of Class A Common Stock (“New BH Class A Common Stock”), of which 100 shares are issued and outstanding and held by the Company, and 10,000,000 shares of Class B Common Stock (“New BH Class B Common Stock” and, together with the New BH Class A Common Stock, the “New BH Common Stock”), of which none is outstanding, and (ii) 1,000,000 shares of Preferred Stock (“New BH Preferred Stock”), of which none is outstanding;

WHEREAS, as of the date hereof, all of the issued and outstanding common stock of Merger Sub (“Merger Sub Common Stock”) is held by New BH;

WHEREAS, New BH and Merger Sub are newly formed entities organized for the purpose of participating in the transactions herein contemplated;

WHEREAS, the Board of Directors of each of the Company (after receipt of the unanimous recommendation of the Governance, Compensation and Nominating Committee of the Company (the “GCN Committee”)), New BH and Merger Sub have unanimously determined that it is advisable and in the best interests of their respective shareholders to reorganize to create a new holding company structure by merging the Company with Merger Sub, with the Company being the surviving entity (sometimes hereinafter referred to as the “Surviving Company”), and converting each outstanding share of Company Common Stock into one-tenth (1/10) of one (1) share of New BH Class A Common Stock and one (1) share of New BH Class B Common Stock, all in accordance with the terms of this Agreement;

WHEREAS, the Boards of Directors of each of the Company (after receipt of the unanimous recommendation of the GCN Committee), New BH and Merger Sub have unanimously approved this Agreement and the merger of the Company with Merger Sub upon the terms and subject to the conditions set forth in this Agreement (the “Merger”);

WHEREAS, the Boards of Directors of each of the Company (after receipt of the unanimous recommendation of the GCN Committee) and Merger Sub have unanimously declared advisable this Agreement and the Merger upon the terms and subject to the conditions set forth in this Agreement, and the Boards of Directors of each of the Company (after receipt of the unanimous recommendation of the GCN Committee) and Merger Sub have unanimously determined to recommend affirmatively to their shareholders and sole shareholder, respectively, the adoption of this Agreement and the approval of the Merger, subject to the terms and conditions hereof and in accordance with the provisions of the Indiana Business Corporation Law (the “IBCL”);

WHEREAS, the sole shareholder of Merger Sub has approved this Agreement and the Merger; and

WHEREAS, the parties intend, by executing this Agreement, to cause the Merger to qualify as a transaction to which Section 351(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) applies.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Company, New BH and Merger Sub hereby agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger. In accordance with Section 23-1-40 of the IBCL, and subject to and upon the terms and conditions of this Agreement, Merger Sub shall, at the Effective Time (as defined below), be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company. At the Effective Time, the effect of the Merger shall be as provided in Section 23-1-40-6 of the IBCL.

1.2 Effective Time. The Merger shall become effective upon the filing of Articles of Merger with the Secretary of the State of the State of Indiana or a later date specified therein (the “Effective Time”).

1.3 Organizational Documents of the Surviving Company.

1.3.1 At the Effective Time, the amended and restated articles of incorporation, as amended, of the Company, as in effect immediately prior to the Effective Time will be the articles of incorporation of the Surviving Company (the “Surviving Company Charter”) until thereafter amended in accordance with the Surviving Company Charter and as provided by applicable law.

1.3.2 At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company (the “Surviving Company Bylaws”) until thereafter amended in accordance with the Surviving Company Charter and the Surviving Company Bylaws and as provided by applicable law.

1.4 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Surviving Company Charter and the Surviving Company Bylaws or as otherwise provided by applicable law.

1.5 Officers. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Surviving Company Bylaws or as otherwise provided by applicable law.

1.6 Directors and Officers of New BH. Prior to the Effective Time, the Company, in its capacity as the sole shareholder of New BH, agrees to take or cause to be taken all such actions as are necessary to cause those persons serving as the directors and executive officers of the Company immediately prior to the Effective Time to be elected or appointed as the directors and executive officers of New BH, each such person to have the same office(s) with New BH (and the same committee memberships in the case of directors) as he or she held with the Company, to serve until their respective successors are duly elected or appointed and qualified (or their earlier death, resignation or removal) in accordance with the Articles of Incorporation and By-Laws of New BH and the IBCL and as provided by applicable law.

1.7 Additional Actions. Subject to the terms of this Agreement, the parties hereto shall take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger and to comply with the requirements of the IBCL. If, at any time after the Effective Time, the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm, record or otherwise, in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either of Merger Sub or the Company acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of each of Merger Sub and the Company, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of Merger Sub and the Company or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

1.8 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of New BH, Merger Sub, the Company or the holder of any of the following securities:

1.8.1 Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares held by the Company or any subsidiary of the Company, which shall be automatically cancelled and retired without the payment of any consideration therefor) shall be converted into the right to receive (a) one-tenth (1/10) validly issued, fully paid and nonassessable share of New BH Class A Common Stock and (b) one (1) validly issued, fully paid and nonassessable share of New BH Class B Common Stock (collectively, the “Merger Consideration”). All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 1.8.1 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive pursuant to the terms of this Agreement the Merger Consideration into which the shares of Company Common Stock represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 1.8.1, as well as any applicable Fractional Share Amount (as defined below).

1.8.2 The Merger Sub Common Stock held by New BH will automatically be converted into, and thereafter represent, 100% of the common stock of the Surviving Company.

1.8.3 Each share of New BH Class A Common Stock owned by the Company immediately prior to the Merger shall automatically be cancelled and retired and shall cease to exist.

1.8.4 In accordance with Section 23-1-44-8(b) of the IBCL, no dissenters’ rights shall be available to holders of Company Common Stock in connection with the Merger.

1.9 Fractional Shares. No fractional shares of New BH Class A Common Stock shall be issued in connection with the Merger, no certificates or scrip representing fractional shares of New BH Class A Common Stock shall be delivered upon the conversion of Company Common Stock pursuant to Section 1.8.1, and such fractional share interests (if any) shall not entitle the owner thereof to vote or to any other rights of a holder of shares of New BH Class A Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of New BH Class A Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) in respect of Company Common Stock shall receive, in lieu thereof an additional validly issued, fully paid and nonassessable share of New BH Class B Common Stock for every one-fifth (1/5) share of New BH Class A Common Stock such shareholder otherwise would have received, and in lieu of any remaining fractional shares of New BH Class A Common Stock a cash payment (without interest) in an amount representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent (as defined below) on behalf of all such holders of New BH Class A Common Stock that would otherwise be issued (net of the delivery of shares of New BH Class B Common Stock in lieu of fractional shares of New BH Class A Common Stock) (such shares of New BH Class B Common Stock together with such amount of cash, as applicable, is hereinafter referred to as the “Fractional Share Amount”).

1.10 Surrender of Certificates.

1.10.1 Prior to the Effective Time, New BH shall appoint its transfer agent to act as exchange agent (the “Exchange Agent”) for the delivery of the Merger Consideration.

1.10.2 As soon as reasonably practicable after the Effective Time, New BH shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 1.8.1 into the right to receive the Merger Consideration (a) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares) as New BH shall reasonably designate) (the “Letter of Transmittal”) and (b) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration and any Fractional Share Amount (and for making such holder’s election as to the Fractional Share Amount).

1.10.3 Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent (in the case of Book-Entry Shares, by receipt of the Exchange Agent of an “agent’s message”) together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with any Fractional Share Amount. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any shares of New BH Common Stock to be issued upon due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be issued to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 1.10, each Certificate and Book-Entry Share (other than shares held by the Company or any subsidiary of the Company) shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender pursuant to the terms of this Agreement, the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with any Fractional Share Amount.

1.11 Stock Transfer Books. The shares of New BH Common Stock delivered in accordance with the terms of this Agreement upon conversion of any shares of Company Common Stock shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, subject to applicable law, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as shareholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificates or Book-Entry Shares in accordance with Section 1.10 (together with any Fractional Share Amounts), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Company, New BH or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided herein.

1.12 Plan of Merger. Each party hereto shall use its commercially reasonable efforts to cause the Merger to qualify, and will not knowingly take any actions or cause any actions to be taken which could reasonably be expected to prevent the Merger from qualifying as a transaction to which Section 351(a) of the Code applies.

ARTICLE 2

ACTIONS TO BE TAKEN IN CONNECTION WITH THE MERGER

2.1 Registration Statement; Proxy/Prospectus. As promptly as practicable after the execution of this Agreement, the Company shall prepare and file with the Securities and Exchange Commission (the “SEC”) a proxy statement in preliminary form relating to the Shareholders’ Meeting (as hereinafter defined) (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and New BH shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement” and the prospectus contained in the Registration Statement together with the Proxy Statement, the “Proxy/Prospectus”), in which the Proxy Statement shall be included, in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the shares of New BH Common Stock to be issued to the shareholders of the Company pursuant to the Merger if approved by the Company’s shareholders. Each of New BH and the Company shall use its reasonable best efforts to cause the Registration Statement to become effective and the Proxy Statement to be cleared by the SEC as promptly as practicable. As promptly as practicable after the Registration Statement shall have become effective and the Proxy Statement shall have been cleared by the SEC, the Company shall mail or cause to be mailed the Proxy/Prospectus to its shareholders.

2.2 Meeting of Company Shareholders. The Company shall take all action necessary in accordance with the IBCL and its Amended and Restated Articles of Incorporation and Amended and Restated By-Laws to call, hold and convene a special meeting of its shareholders to consider the adoption of this Agreement and approval of the Merger (the “Shareholders’ Meeting”). The Company will use its reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement and approval of the Merger. The Company may adjourn or postpone the Shareholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy/Prospectus is provided to its shareholders in advance of any vote on this Agreement and the Merger or, if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy/Prospectus), there are insufficient shares of Company Common Stock voting in favor of the adoption of this Agreement and approval of the Merger or represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Shareholders’ Meeting.

2.3 Company and New BH Name Change. Prior to the Effective Time, the Company, as New BH’s sole shareholder, shall have approved of New BH amending its articles of incorporation to change its name to “Biglari Holdings Inc.,” subject to completion of the Merger. Immediately following the Effective Time, Company shall file an amendment to the Surviving Company Charter to change its name to BH Inc. and New BH shall file an amendment to its articles of incorporation to change its name to “Biglari Holdings Inc.” Company agrees to provide New BH with reasonable assistance, including, without limitation, provide any documentation and/or consents to the Indiana Secretary of State, that New BH determines is necessary to use the name “Biglari Holdings Inc.”

2.4 Section 16 Matters. Prior to the Effective Time, the Board of Directors of the Company or an appropriate committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) shall adopt a resolution consistent with the interpretive guidance of the SEC that the receipt by any officer or director of the Company who is a covered person for purposes of Section 16(a) of the Exchange Act of shares of New BH Common Stock in exchange for shares of Company Common Stock pursuant to this Agreement and the Merger is intended to be an exempt transaction pursuant to Section 16b-3 of the Exchange Act. Prior to the Effective Time, the Board of Directors of New BH or an appropriate committee of non-employee directors (as such term is defined for purposes of Rule 16b-3 promulgated under the Exchange Act) shall adopt a resolution consistent with the interpretive guidance of the SEC that the receipt by any officer or director of the Company or New BH who is a covered person for purposes of Section 16(a) of the Exchange Act of shares of New BH Common Stock in exchange for shares of Company Common Stock pursuant to this Agreement and the Merger is intended to be an exempt transaction for purposes of Section 16b-3 of the Exchange Act.

ARTICLE 3

CONDITIONS OF MERGER

3.1 Conditions Precedent. The obligations of the parties to this Agreement to consummate the Merger and the transactions contemplated by this Agreement shall be subject to fulfillment or waiver (to the extent legally permissible) by the parties hereto at or prior to the Effective Time of each of the following conditions:

3.1.1 The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated or, to the knowledge of New BH or the Company, threatened by the SEC and not concluded or withdrawn. No similar proceeding with respect to the Proxy Statement shall have been initiated or, to the knowledge of New BH or the Company, threatened by the SEC and not concluded or withdrawn.

3.1.2 This Agreement and the Merger shall have been approved by the requisite vote of the shareholders of the Company in accordance with the IBCL.

3.1.3 The New BH Class A Common Stock and New BH Class B Common Stock to be issued pursuant to the Merger shall have been approved for listing by the New York Stock Exchange (the “NYSE”), subject to official notice of issuance.

3.1.4 No order, statute, law, rule, regulation, injunction, stay, decree or judgment shall have been enacted, entered, promulgated or enforced by any court or governmental or regulatory authority that prohibits or makes illegal the consummation of the Merger or the other transactions contemplated hereby.

ARTICLE 4

COVENANTS

4.1 Listing of New BH Common Stock. New BH will use its reasonable best efforts to obtain, at or before the Effective Time, confirmation of listing on the NYSE of the New BH Class A Common Stock and New BH Class B Common Stock issuable pursuant to the Merger.

4.2 Expenses. The Company and New BH shall pay their own expenses in connection with the transactions contemplated by this Agreement.

4.3 Activities of Merger Sub. Merger Sub shall not conduct any business activities and shall not conduct any other activities except as necessary to effectuate the transactions contemplated by this Agreement.

ARTICLE 5

TERMINATION AND AMENDMENT

5.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the filing of Articles of Merger with the Secretary of the State of the State of Indiana (notwithstanding any requisite approval and adoption of this Agreement and the Merger) by action of the GCN Committee if it should determine that for any reason the completion of the transactions provided for herein would be inadvisable or not in the best interest of the Company or its shareholders. In the event of such termination and abandonment, this Agreement shall become void and none of the Company, New BH, Merger Sub or their respective shareholders, directors or officers shall have any liability with respect to such termination and abandonment.

5.2 Amendment. At any time prior to the filing of Articles of Merger with the Secretary of the State of the State of Indiana, this Agreement may, to the extent permitted by the IBCL, be supplemented, amended or modified by the mutual written consent of the parties to this Agreement.

ARTICLE 6

MISCELLANEOUS PROVISIONS

6.1 Governing Law. This Agreement shall be governed by and construed and enforced under the laws of the State of Indiana.

6.2 Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

6.3 Entire Agreement. This Agreement constitutes the entire agreement and supersedes all other agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

6.4 Severability. The provisions of this Agreement are severable, and in the event any provision hereof is determined to be invalid or unenforceable, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof.

6.5 No Third-Party Beneficiaries. Nothing contained in this Agreement is intended by the parties hereto to expand the rights and remedies of any person or entity not party hereto against any party hereto as compared to the rights and remedies which such person or entity would have had against any party hereto had the parties hereto not consummated the transactions contemplated hereby.

6.6 Tax Matters. Each of the Company and New BH will comply with the recordkeeping and information reporting requirements of the Code that are imposed as a result of the transactions contemplated hereby, and will provide information reporting statements to holders of Company Common Stock at the time and in the manner prescribed by the Code and applicable Treasury Regulations.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company, New BH and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BIGLARI HOLDINGS INC.

By:	/s/ Sardar Biglari
Name:	Sardar Biglari
Its:	Chairman and Chief Executive Officer

NBHSA INC.

By:	/s/ Sardar Biglari
Name:	Sardar Biglari
Its:	Chairman and Chief Executive Officer

BH MERGER COMPANY

By:	/s/ Sardar Biglari
Name:	Sardar Biglari
Its:	Chairman and Chief Executive Officer

Signature Page to Agreement and Plan of Merger